Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	State of Incorporation	Ownership
Imperial Management Services LLC	New York	100%
Health Diagnostics Management, LLC d/b/a Health Management Company of America	New York	70.6%
Health Management Corporation of America	Delaware	100%
FCP Services, Inc.	New York	100%